FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of February 2005

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X       Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement, dated February 23, 2005.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Tikcro Technologies Ltd.

                                          (Registrant)

                                           By: /s/ Adam M. Klein
                                               -----------------------

Date: February 28, 2005                    Adam M. Klein for Izhak Tamir,
                                           pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

       10.1 Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement, dated February 23, 2005.

                                  EXHIBIT 10.1


                            TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To all Tikcro shareholders:

NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on Monday, March 28, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our board of directors;

(2) approval of D&O liability insurance covering our directors;

(3) reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors; and

(4) consideration of our financial statements.



Shareholders of record at the close of business on February 22, 2005 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                    By Order of the Board of Directors,

                                    Izhak Tamir
                                    Chairman of the Board and
                                    Chief Executive Officer


Dated:  February 23, 2005

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2005 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual Meeting of Shareholders. The Meeting will be held on Monday, March 28, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our board of directors;

(2) approval of D&O liability insurance covering our directors;

(3) reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors; and

(4) consideration of our financial statements.


         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by our board of directors. Only shareholders of record at the close of business on February 22, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about February 28, 2005 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On February 22, 2005, 23,726,401 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 22, 2005 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group       Amount Owned         Percent of Class(1)
Eric Paneth(2)                    3,185,105            13.3%
Izhak Tamir(2)                    3,185,105            13.3%
Steven N. Bronson(3)              1,857,639             7.8%


---------------------------------------------------------
(1)   Based on 23,726,401 ordinary shares outstanding on February 22, 2005.
(2) Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.
(3)   Based on a Schedule 13D filed on February 3, 2005.


                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. Our outside directors, Harel Kodesh and Irit Gal, were each elected in 2003 for a three-year term.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as one of our Director since February 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Ministry of Defense, and from 1985 to 1990, was a technical department head in the Israeli Ministry of Defense. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since February 2000 and as our Chief Executive Officer since August 2003. He also served as our Chief Executive Officer from February 2000 to June 2000. He has served as President and a Director of Orckit Communications Ltd. since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Ministry of Defense. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion, and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately."

                          The Board of Directors recommends a vote FOR approval
of the proposed resolutions.

         ITEM 2 - APPROVAL OF D&O LIABILITY INSURANCE COVERING OUR DIRECTORS

         We have agreed to indemnify our officers and directors for certain liabilities arising out of their acts or omissions committed in their capacity. Therefore, we believe that it is in the best interests of the Company to limit our exposure by purchasing D&O liability insurance to cover our officers and directors.

         The Companies Law and our Articles of Association authorize us to enter into a contract to insure the liability of an officer or director by reason of acts or omissions committed in his or her capacity as an officer or director, except in certain specified circumstances.

         Under the Companies Law, the purchase of insurance covering directors requires the prior approval of our audit committee, board of directors and shareholders. At the Meeting, our shareholders will be asked to approve the purchase from time to time of insurance policies covering our directors who may serve from time to time. If approved, we will be authorized to purchase such insurance on market terms prevailing from time to time.

Vote Required

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof. Since our directors own an aggregate of approximately 25% of our outstanding ordinary shares, a special majority vote is required for approval of the coverage of such directors. With respect to the coverage of such directors, the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of liability insurance coverage by the Company, from time to time, covering all the past, present and future directors of the Company who may serve from time to time, on prevailing market terms, be approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.


                  ITEM 3 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors for the period ending not later than at our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.


Vote Required
         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution
         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer & Gabbay, a member of Ernst & Young, be appointed as the independent auditors of the Company for the period ending not later than at the Company's next Annual Meeting of Shareholders; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                 ITEM 4 - CONSIDERATION OF FINANCIAL STATEMENTS

         At the Meeting, we will hold a discussion with respect to our financial statements. We file our financial statements with the Securities and Exchange Commission (SEC). You may read and copy these reports without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                            By Order of the Board of Directors,

                            Izhak Tamir
                            Chairman of the Board and
                            Chief Executive Officer


Dated:  February 23, 2005